

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Ms. Suzanne Sawochka Hooper, Esq.
Executive Vice President and General Counsel
Jazz Pharmaceuticals Public Limited Company
c/o Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, California 94304

> **Re: Gentium S.p.A.**
> **Amendment No. 2 to Schedule TO**
> **Filed by Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public**
> **Limited Company**
> **Filed January 7, 2014**
> **File No. 005-81083**

Dear Ms. Hooper:

We have reviewed your filing and have the following comments.

Purpose of the Offer; Plans for the Company, page 42

1.    We note your response to prior comment 4. Disclosure now states that, under Italian law, there is not a "short-form" or "squeeze-out" merger available to cash out minority shareholders. However, disclosure goes on to state that Parent may seek to effect a squeeze-out of minority shareholders pursuant to an exchange of Parent ordinary shares for the Company's equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries. Please clarify this distinction. Please also disclose whether the permissible type of squeeze-out would be for cash, and whether the price could be more or less than the offer price. Please also disclose how any remaining U.S. shareholders would be treated in any second step transaction and whether they would be treated differently from all other shareholders.

2.    Disclosure states that Parent may seek to acquire any remaining outstanding equity interests by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of such agreement. However, disclosure elsewhere in the document states that, if Parent terminates the Depositary Agreement, ADS holders will receive one Ordinary Share in exchange for each ADS surrendered, and that, at any time after the expiration of one year from the date of termination, the Depositary may sell the Ordinary Shares underlying

ADSs that have not been surrendered and hold uninvested the proceeds on behalf of holders. Please clarify this disclosure, and disclose, if true, that termination of the Depositary Agreement will only eliminate minority interests with respect to ADSs that are not surrendered.

3.    Disclosure states that the approach used to acquire the equity interests not tendered in the offer will in part be based on the percentage of the Company's equity interests tendered into the offer.  Please provide more details as to how the percentage of equity interests tendered into the offer will affect the determination as to the approach used to acquire the remaining equity interests.  Please disclose any percentage thresholds which would determine any particular course of action.  Finally, please disclose any other factors that will be weighed in making this determination.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:    Via E-mail
James R. Griffin, Esq.
Weil, Gotshal & Manges LLP